CREAM MINERALS LTD.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.creamminerals.com

TSX Venture Exchange Symbol: **CMA**
U.S. 20-F Registration: **000-29870**
OTC BB: **CRMXF**
Frankfurt Stock Exchange: **DFL**

August 18, 2011

CREAM MINERALS REPORTS DRILL RESULTS FOR THE NUEVO MILENIO SILVER – GOLD PROJECT, MEXICO

Vancouver, BC – August 18, 2011 - Cream Minerals Ltd. (TSX-V - CMA) ("Cream" or the "Company") is pleased to provide further results from its 20,000 metre diamond drill program at the 100% owned Nuevo Milenio Silver - Gold Project, Nayarit State, Mexico. Nuevo Milenio is a low sulphidation, epithermal precious metals prospect containing silver - gold mineralization in quartz vein quartz stock work zones hosted within a collapsed caldera. Two drill rigs are currently drilling at Nuevo Milenio with the objective of completing in-fill drilling and testing additional targets. To date approximately 14,500 metres of drilling has been completed.

Results for eight in-fill drill holes on the Dos Hornos 2 zone are presented below. Assays for an additional eight drill holes on the Dos Hornos 2 zone are pending. The objective of the in-fill drilling is to confirm grade, width and continuity of the mineralized zones of Dos Hornos 2. To date drilling on Dos Hornos 2 has confirmed the continuity of the structure and results to date compare favorably with results reported in the December 2008 NI 43-101 for this zone. Please click here to view map.

Nuevo Mileno contains a NI 43-101 compliant Inferred Mineral Resource of 54.6 million ounces silver equivalent contained within 5.09 million tonnes. The average silver grade is 251 g/t and the average gold grade is 1.66 g/t. For complete details of the Inferred Mineral Resource see Table - Revised NI 43-101 Report, dated December 24, 2008 on page four of this news release.

Highlights of the Drill Results

Highlights include significant drill intersections (intersections are drill widths not true widths)

DH 2 - 08 - 11
103.17 g/t Ag and 0.969 g/t Au over 17.50 metres including 300.75 g/t Ag and 2.31 g/t Au over 4.00 metres and 529.80 g/t Ag and 4.034 g/t Au over 2.00 metres

DH 2 - 06 - 11
115.18 g/t Ag and 0.730 g/t Au over 8.00 metres including 182.90 Ag g/t and 1.196 Au g/t over 4.00 metres and 218.90 Ag g/t and 1.356 Au g/t over 2.00 metres

DH 2 - 04-11
73.24 g/t Ag and 0.68 g/t Au over 10 metres including 146.5 g/t Ag and 1.654 g/t Au over 4.00 metres and 234.4 g/t Ag and 1.543 g/t Au over 2.00 metres

ASSAY RESULTS

SECTION 8
DH 2 - 08 - 11 is an in-fill drill hole located between DDH 15-06 and DDH 07-31 (2006/2007 drill program). Width and grade are very comparable to the 2006 - 2007 drill results. DH 2 - 09 -11 was drilled at -65 and tracked a sub parallel fault. Consequently drilling was terminated. The last core recovered showed quartz stock work which at Nuevo Milenio normally precedes mineralized quartz vein structures.

DH2-08-11	Sample Number	From Metres	To Metres	Width Metres	Ag g/t	Au g/t
Weighted Average	52194 - 202	129.00	152	17.50	103.17	0.969
including	52194 - 99	129.00	141.00	12.00	141.03	1.398
including	52194-98	129.00	139.00	10.00	154.90	1.561
including	52197 - 99	135.00	141.00	6.00	217.17	1.657
including	52198-99	137.00	141.00	4.00	300.75	2.310
including	52198	137.00	139.00	2.00	529.80	4.034

SECTION 9
DH 2 - 07 - 11 was drilled at -65 degrees. Drilling had to be terminated prior to penetrating the quartz zone due to encountering a sub parallel fault zone which the drill could not penetrate, instead tracking down the fault. No samples were taken as quartz was not encountered. DDH 07 – 30 (2007 drill program) was drilled at an azimuth of S30W but encountered the same sub parallel fault zone. The fault is present in the sections directly to the North and South however grades taken in those areas above and below the fault were good. This suggests the possibility of good mineralization above and below the sub parallel fault encountered in hole DH 2 - 07-11.

SECTION 10
DH 2 - 03 - 11, DH 2- 04 - 11 and DH 2 - 06 - 11 were located along the SW slope of the caldera. This section is centered between the N80W fault displacing Dos Hornos 2 to the NE and DH 15-06 (2006 drill program) to the north in the central part of an area characterized by extremely steep topography. Consequently this area has proven very difficult to drill. As a result the drill pads for holes DH 2-03-11 and DH 2-04-11 were established about 30 metres higher in elevation on the side of the caldera, drilling N40E to facilitate the deeply dipping drill angles.

DH 2 - 03 - 11 cut a 14 metre wide segment of weathered and oxidized quartz stock work zone beginning at surface.

DH2-03-11	Sample Number	From Metres	To Metres	Width Metres	Ag g/t	Au g/t
weighted Average	52678 - 82	1.50	14.50	13.00	42.67	0.213
including	52678 - 79	1.50	5.50	4.00	77.40	0.321
including	52679	3.50	5.50	2.00	104.20	0.085

DH 2 - 04 - 11 intersected a 10 metre wide area within a breccia area returning values of 234.4 Ag g/t and 1.534 Au g/t over a two metre interval.

DH2-04-11	Sample Number	From Metres	To Metres	Width Metres	Ag g/t	Au g/t
Weighted average	52157 - 61	57.00	67.00	10.00	73.24	0.680
including	52160 -61	63.00	67.00	4.00	146.50	1.654
including	52160	63.00	65.00	2.00	234.40	1.543

DH 2 - 06 - 11 was setup at the same location as DDH 16 -06 (2006 drill program) approximately 30 metres below DH 2 - 03 -11 and DH 2- 04 - 11 drill holes. DH 2 - 06 -11 also intercepted a wide zone of eight metres width including an interval of two metres which returned values of 218.90 g/t Ag and 1.356 g/t Au.

DH2-06-11	Sample Number	From Metres	To Metres	Width Metres	Ag g/t	Au g/t
Weighted average	52188 -91	127.60	135.60	8.00	115.18	0.730
including	52188 - 89	127.6	131.6	4.00	182.90	1.196
including	52188	127.6	129.6	2.00	218.90	1.356
Veinlet's breccia	52193	180.50	182.50	2.00	38.10	0.050

DH 2 - 05 - 11 was drilled to the SW as a step out hole attempting to reach a structure associated with Shaft 11. The first intercept from 1.00 metres to 5 metres is part of the Dos Hornos 2 zone mineralized quartz veins. The quartz veins intercepted at 13 metres, 23 metres and 35 metres are previously unidentified structures on the caldera.

DH2-05-11	Sample Number	From Metres	To Metres	Width Metres	Ag g/t	Au g/t
Weathered quartz vein	52162	1.00	3.00	2.00	151.90	0.697
	52163	3.00	5.00	2.00	32.80	0.448
Stock work	52168	13.00	15.00	2.00	13.50	0.103
stock work	52173	23.00	25.00	2.00	8.80	0.143
stock work	52179	35.00	37.00	2.00	42.50	0.185

SECTION 11

Section 11 is located along the flank of Cordon Dos Hornos and is not accessible with larger drill rigs. DDH 07 – 28 and DDH 07 – 29 (2007 drill program), cut significant faulting, quartz breccia and gouge material. Values returned were low in both silver and gold. Drill holes in section 10 returned much higher silver – gold values below and above the faulted segment. An additional drill hole at this site is required to establish the geological setting and test for grade.

SECTION 12

This section lies on top of the rhyolite covered hill. During 2006 drilling cut wide zones of quartz stock work plus veins returning values in silver and gold. DH 2 - 01 - 11 and DH 2 - 02 -11 were located as in-fill holes and cut the same zone but do not return any values. Plotting of the drill sections suggests both drill holes intersected a gouge - quartz breccia section within a fault zone.

SUMMARY:

Steep topography combined with the orientation of the mineralized structure and encountering a sub parallel fault zone resulted in the loss of drill holes DH 2 – 07 - 11, DH 2 - 09 - 11 and DH 2 - 11-11. Core recovery and angle of inclination always determines widths and grades The Company intends to follow up with additional in fill holes to further the understanding of the area between sections 9 and 12.

It is important to note that drilling has demonstrated continuity of the structure along strike and down dip. Repetition of the mineralized zone by faulting moving the down dip segment of the mineralized structure upwards is observed in every section drilled off. Assays reported to date for Dos Hornos 2 largely support the grades and widths reported in the December 2008 NI 43-101.

Revised NI 43- 101 Report, dated December 24, 2008 by F. Holcapek, P. Eng.

Dos Hornos (U/G)	Width m	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Dos Hornos Segment 1	4.70	1,173,901.56	165.34	1.500	6,552,238.85	59,400.00
Dos Hornos Segment 2	4.06	746,528.32	201.95	1.770	4,847,215.70	42,390.25
Veta Tomas	5.09	1,246,162.50	351.19	1.280	14,070,467.48	51,344.17
Once Bocas	2.42	1,921,162.50	252.59	1.920	15,602,012.74	118,347.79
Total		5,087,754.88	251.09	1.660	41,071,934.77	271,482.21

Tonnes: 5,088,000 Ag: 251.09 g/t, Au: 1.660 g/t. Ag: 41,072,000 oz, Au: 271,500 oz.
Silver Equivalent (Gold - Silver price Ratio = 50:1): 54,647,000 oz (assumes 100% recovery)

ABOUT THE 2011 DRILL PROGRAM

The 2011 drilling program is comprised of 10,000 metres with an option for an additional 10,000 metres. The first 10,000 metres is comprised of in-fill drilling intended to accumulate sufficient data to upgrade the Inferred Mineral Resource. In addition at Once Bocas, drilling will be conducted to define the 100 metre wide quartz vein/quartz stock work zone including in-fill drilling to delineate the potential of the higher grade vein structures at depth. Step out drilling will be conducted to test known extensions of Once Bocas North, Once Bocas South, Chacuaco and Cafetel's open pit and underground potential.

Mr. Ferdinand Holcapek P.Eng, Director and Administrator General, Cream Minerals De Mexico, SA de CV, supervises exploration programs on the XX Project. He is responsible for all the technical reporting and is the Company's "Qualified Person" for the purpose of National Instrument NI 43-101.

Cream Minerals is a silver-gold exploration company. The Company's flagship project is the Nuevo Milenio silver – gold property, Nayarit Sate, Mexico. To learn more about Cream Minerals please click here www.creamminerals.com

For further information, please contact:

Christopher Hebb, LLB, Chairman

Michael E. O'Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

This news release contains "forward-looking information" within the meaning of applicable Canadian securities regulations and including "forwarding-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This forward-looking information is made as of the date of this News Release and except as required under applicable securities legislation, the Company does not intend and does not assume any obligation to update this forward-looking information. Forward looking information is based on management's current expectations and beliefs and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking information in this News Release includes, but is not limited to the planned drilling program on the Nuevo Milenio project and the Nuevo Milenio project's estimated mineral resource. Forward-looking information is based on a number of assumptions which management believes are reasonable including that equipment, personnel and approvals will be available when required to complete the planned drilling program, that no disruption to the program will occur as a result of breakdown, labour disputes, or natural hazards, that the assumptions underlying the inferred resources estimate are valid, including but not limited to the projected future prices of silver and gold, continuity of mineralization and grades, and expected recovery methods and rates. Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials are more than expected, that the future price of silver and/ or gold will differ materially from those implied or estimated, that Canadian / US dollar exchange rates vary in a manner that has a negative effect on the resource estimate, unanticipated delays in obtaining governmental approvals or required financing; that changes in project parameters result in increased costs, of unexpected variations in mineralization, grade or recovery rate and other factors on which the mineral resource estimate is based, of failure of equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mineral exploration and development; a deterioration in general economic conditions; and changes in laws, rules and regulations applicable to Cream and the Nuevo Milenio project.

CAUTIONARY NOTE TO U.S. READERS REGARDING MINERAL RESOURCES

The United States Securities and Exchange Commission ("SEC") allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce. The Company uses certain terms in this document, such as "mineral resources", and "inferred resources" that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC. U.S readers are cautioned that while the term 'inferred resource' is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. ***U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.***